EXHIBIT 10.2
                DESCRIPTION OF CERTAIN COMPENSATORY ARRANGEMENTS

1. The Company has entered into an arrangement with David Juengel, the Company's Vice President-Treasurer, providing for severance payments equal to four months salary in the event that Mr. Juengel's employment is terminated as a result of a sale of all or part of the Company or otherwise without cause. Such severance payments are subject to mitigation by any compensation received by Mr. Juengel from other employment. The Company has also agreed to consider a bonus payment to Mr. Juengel not to exceed 30% of his annual salary in the event that Mr. Juengel assists in the consummation prior to January 31, 1997 of certain compensable events including a sale or merger of the Company or a sale of its joint venture interests. Any such bonus would be recommended in the discretion of the Company's President and Chief Executive Officer based on Mr. Juengel's performance and would be subject to approval by the Board of Directors.

2. The Company has entered into a separation arrangement with Michael Loy, the Company's Vice President-Chief Financial Officer, providing for the termination of his employment by the Company effective October 31, 1996. Mr. Loy will be entitled to receive his salary through that date, plus severance payments equal to four months salary, accrued vacation and other employee benefits, the unvested portion of his outstanding award under the Company's 1993 Incentive Compensation Plan due January 31, 1997 and Company-paid health benefits through February 28, 1997. Mr. Loy would also be eligible for a bonus equal to four months salary in the event that prior to his termination Mr. Loy assists in effecting a sale of the Company's joint venture interests or all or a majority of the Company that occurs prior to January 31, 1997. In the event Mr. Loy voluntarily terminates his employment prior to October 31, 1996 he would remain entitled to the severance benefits described above but would no longer be eligible for a bonus.